EXHIBIT 99.1
ADDITIONAL INFORMATION
The name and present principal occupation or employment of each manager, director, and executive officer of, and each person controlling, ESW Capital, LLC is set forth below. Except as otherwise described herein, the business address of each person named below is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
Reporting Person: ESW Capital, LLC

Name	Manager	Executive Officer	Present Principal Occupation or Employment
Joseph A. Liemandt	Yes	Yes	President, Chief Executive Officer, and Chairman of the Board of Trilogy, Inc.; and Assistant Secretary of Versata Enterprises, Inc.
Andrew Price	No	Yes	Vice President of Finance of Trilogy, Inc. and Versata Enterprises, Inc.